Exhibit 99.2

Prima BioMed

Annual General Meeting CEO Presentation

November 25, 2015

ASX:PRR; NASDAQ:PBMD

Notice: Forward Looking Statements

The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889 (ASX:PRR; NASDAQ:PBMD). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Prima BioMed and should not be relied upon as an independent source of information. Please refer to the Company’s website and/or the

Company’s filings to the ASX and SEC for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

2015 Highlights – a Transformative

Year!

Planning of 2 new trials – EMA scientific advice

Announcement of Final CVacTM OS data

Ridgeback $15M placement

SPP $10M placement

Partners beginning trials (GSK and Novartis)

New patent filings

New Collaborations – NEC/Yamaguchi

We have raised Prima’s market profile

Institutional and

Improved independent sell-side

market interest

standing

Active

marketing of

the new

Prima story

Our stock is now actively traded in the US

20

18

(million) 16

day 14

per 12 Nasdaq ASX

traded 10

8

shares 6

.

Ord 4

2

0

Jan-15 Oct-15

Prima attracting institutional grade

Market cap – now >US$70m Specialist healthcare funds now on register ~30% of stock now held in ADRs

% of Prima shares held in ADRs

0% 5% 10% 15% 20% 25% 30% 35%

Prima SP YTD benchmark

Participation at Investor and Industry Events

Multiple Roadshows

Investor JP Morgan Jan 2015

Bioshares July 2015

Meetings Rodman & Renshaw Sep 2015

Leerink Sept 2015

Business AusBiotech Oct 2015

BioEurope Nov 2015

Development Multiple other contacts

Scientific ASCO May 2015

SITC Nov 2015

Conferences Checkpoint Conf Nov 2015

Technology

Immune Checkpoints

Checkpoints are hot – Prof Frédéric Triebel interviewed about LAG-3 in Nature Biotechnology interview – published July 2015

(Volume 15pp673-675)

Immune checkpoints are junctions in immune signalling mechanisms between cells where decisions are made – make good targets for therapies

IMP321

Soluble dimeric recombinant form of LAG-3 (fusion protein)

IMP321 binds to MHC class II on monocytes

DC/ monocyte activation induced

Leads to T cell expansion and proliferation

Highly efficacious in multiple animal models of cancer and infectious disease Shown to be safe, non-immunogenic and efficacious in humans At low doses can be used as a T cell adjuvant for cancer vaccines

(Clin Cancer Res. 2008 Jun 1;14(11):3545-54)

Chemo-Immunotherapy: IMP321

Treatment of cancer cells with chemotherapy, radiotherapy or other drugs will kill off the cells causing tumour debris to be created and antigen release.

Adding an APC activator like IMP321 post cancer treatment enhances antigen uptake by APC’s.

They then migrate to lymph nodes and present a wide range of cancer antigens to CD8 T cells which then actively seek and destroy tumours.

Other Applications: IMP321

IMP321 can be combined with other immune checkpoint treatments to help drive optimal immune responses to cancer (eg upcoming combo study)

IMP321 can be used as an adjuvant in vaccine combination studies where it helps to boost the magnitude of an antigen specific response (e.g. NEC/Yamaguchi collaboration)

Upcoming trials

AIPAC

Ph I Combo pilot

Planned Phase IIb Chemoimmunotherapy in MBC: AIPAC trial

Multicentre, randomised, double blind, placebo-controlled

15 + 196 patients: IMP321 + paclitaxel vs. paclitaxel + placebo

Primary objective: efficacy (as Progression-Free Survival)

Scientific advice from EMA received in July 2015

Trial initiation expected in Q4 2015

Belgium regulatory approval received in October 2015

Planned Phase I Study in Immuno-Oncology Combination

Multicentre, open label, dose escalation

Up to 30 patients with unresectable or metastatic melanoma

IMP321 + Anti-PD-1 combination study

Primary objective: safety, tolerability

Trial initiation expected in Q1 2016

Major Addressable Markets in MBC

Metastatic Breast Cancer

Annual global incidence of 1.67M new cases of all breast cancer

Standard of care is variable but includes hormone therapy, chemotherapy and targeted therapies.

We are specifically targeting Her2- cancer; refractory to hormone therapy.

Five year survival rate is 22% (American Cancer Society)

Sales of all breast cancer drugs are estimated to grow from $9.8Bn to $18.2Bn/year by 2023

(Pharmatimes, 2015)

Partnership Updates

IMP731

for Autoimmune Diseases

GSK’s investigational product, GSK2831781, which is derived from IMP731 antibody, aims to kill the few activated LAG-

3+ T cells that are auto-reactive in autoimmune disease leading to long term disease control without generalised immune suppression

GlaxoSmithKline holds exclusive WW rights to IMP731

Jan 2015: Prima announced a single-digit million US$ milestone

Up to ?64m in total upfront and milestones + royalties

GSK2831781 in Phase I trials with potential regulatory filing expected within 2021-2025 timeframe (See from slide 108 of GSK investor presentation

Phase II expected to initiate in 2016

IMP701: Antagonist mAb

IMP701 is an anti-LAG-3 antibody that blocks LAG-

3-mediated immune down-regulation

LAG-3 is a prime target for immune checkpoint blockade as it is readily expressed at a high level in many human tumours.

Novartis holds exclusive WW rights

Aug 2015: Start of Phase 1 study by Novartis (Novartis milestone payment to be received for IMP701 Phase 1 initiation)

LAG-525 to be used in combination with PD-1 in solid tumours before end of this year (See slide 10 of Novartis IR presentation )

Other Partnerships

Eddingpharm

NEC/

Yamaguchi

University

Neopharm for CVac

R&D to support new patent filings

CRO and data managers for clinical trials

Upcoming Milestones

Clinical

Q4 2015: Initiation of AIPAC (metastatic breast cancer) // First data in 2016 (e.g. safety/PK)

Q1 2016: Initiation of Anti-PD-1 combination Phase I study (melanoma) // First data in

2016(e.g. safety/PK)

Expected commencement of Phase II study with IMP731 (GSK)

Continued development of Phase I study IMP701 (Novartis)

Other

Ongoing discussions re CVac

Strategic partnering and collaboration discussions re IMP321

Progress in IP

Ongoing investor relations efforts

A solid foundation

Hot

Space

Institutional Investment

First class partnerships

Experienced global team

Robust science

NASDAQ: PBMD, ASX: PRR

Thank you!